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June 11, 2010
VIA FEDEX AND EDGAR
Mr. Jay E. Ingram
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549
Re:	Libbey Inc. Registration Statement on Form S-3 (Registration No. 333-167069)
Dear Mr. Ingram:
     On behalf of Libbey Inc. (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended, Amendment No. 1 (the “Amendment” ) to the Company’s Registration Statement on Form S-3 (the “Registration Statement”).
     The Company’s response is as follows. For your convenience, the Staff’s comment is reproduced in bold type and is followed by the Company’s response. The Company has revised the disclosure in the Amendment in response to the Staff’s comment and we have noted the applicable page number of the Registration Statement next to the comment. In addition, certain marked copies of the Amendment provided to the Staff have been marked with the number of the response next to the corresponding text of the Amendment.
Part II- Information Not Required in Prospectus
Item 17. Undertakings, page II-1
1.	Based upon your disclosure in the second bullet point of the “Description of Rights” discussion on page 16, it appears that the rights subject to this registration statement will be offered to existing security holders. As such, please revise your disclosure to include the undertakings set forth in Item 512(c) of Regulation S-K.
Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page II-3.

     If you have any questions regarding the foregoing, please do not hesitate to contact me by telephone at (312) 876-7680 or by fax at (312) 993-9767.

Very truly yours,
/s/ Christopher D. Lueking
Christopher D. Lueking
of LATHAM & WATKINS LLP

cc:	John F. Meier, Libbey Inc. Susan A. Kovach, Libbey Inc. Era Anagnosti, Securities and Exchange Commission

Enclosures